MAIL STOP 3561

July 12, 2005

Mr. Bryan Klinger, President
American TonerServ Corp.
475 Aviation Boulevard
Suite 100
Santa Rosa, California  95043

         Re: 	American TonerServ Corp.
  	Amendment No. 2 Registration Statement on Form SB-2
   	Filed June 6, 2005
     File No. 333-120688

Dear Mr. Klinger:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Prospectus Summary
1. You state in the opening paragraph: "The following summary describes only the most significant aspects of the offering." Please delete "only."
2. Clarify in the summary and Business sections, and in risk factor two, that you will not be able to execute on your proposed business strategy of acquiring smaller toner re-manufacturers and distribution companies until after you have successfully raised funds through the issuance of your securities and that you have no formal agreements in place to raise such funds. Where applicable, including the Overview section of MD&A, indicate the amount you expect to raise and the date and time frame for when you anticipate raising the funds. In addition, you make repeated reference to a "proposed" PIPE offering.
Supplementally confirm that you do not intend to use this prospectus in any unregistered offerings of your securities and confirm your awareness of the integration factors set forth in Rule 502 of Regulation D.

Risk Factors, page 4
3. The subheading to risk factor two does not adequately address the material risk to investors and to your company. Please revise.
4. Please update to the latest practicable date the total amount owed to your service providers as referenced in risk factor three.
5. Risk factor eight is generic and applies to all acquisitions. Please address the specific integration issues you expect to encounter.
6. Risk factor 11 only generally addresses the dilutive effect issuance of additional securities in the future will have on your existing shareholders. In so far as you make repeated reference to a proposed PIPE offering and given the fact that you already have $801,836 outstanding in convertible debentures with detachable warrants, both of which have conversion terms tied to the offering price in the PIPE, we believe that you should specifically address the dilutive effect that is likely to occur upon the issuance and/or the conversion or exercise of these securities. In this regard, we note the quantified disclosure in footnote one on page three and ask that you provide similar disclosure in risk factor 11. This revised disclosure should include the dilutive effect of the PIPE offering and the subsequent conversion of the debentures and exercise of the warrants.
7. Include an additional risk factor addressing the fact that you have pledged all of your assets as security for convertible notes issued to a group of investors. Identify the assets, the group of investors and the amount of the notes.

Management`s Discussion and Analysis, page 8

Overview
8. We remain unclear whether you intend to continue offering office
equipment service and maintenance in addition to entering the toner
cartridge market.  See prior comment 11 dated February 23, 2005.
It
appears to us that the service and maintenance aspect of your business is playing a diminishing role in terms of your overall business strategy. To the extent you intend to exit this arena, or phase it out, so state. If you intend to seek out new service and maintenance customers, so indicate. If you only intend to maintain those customers you currently have, disclose this fact.  If the only
new service and maintenance customers you intend to attract are those
that purchase your toner cartridges, clarify this fact so that investors will understand, if true, that this portion of your plan of operation is secondary to the toner segment.
9. You state that you have a nationwide network of preferred service
providers that includes approximately 4,000 office equipment service
and supply dealers.  The disclosure on page 12 suggests that you have
230 Preferred Service Providers.  Please reconcile or advise.
10. We note that as of December 31, 2004, you are the primary obligor
with 41 companies and have $303,000 of contracts in force.  We also
note that as of December 31, 2003, you had 67 companies and
$600,000
of contracts in force. This decline should be disclosed and the reasons for, and the implications of it should be discussed.
11. Clarify in the last paragraph of this section that you do not consider yourself a blank check as that term is defined in Rule 419 of Regulation C.  See prior comment 10 dated February 23, 2005.

Results of Operations: Comparison of Years Ended December 31
12. Please provide the revenue amounts for toner cartridges and service and maintenance separately. Explain why toner revenue is down.
13. We note your discussion regarding the decline in the traditional business of full service maintenance contracts. Please state whether you expect this decline to continue into the foreseeable future.
14. Reference is made to "retention of the higher profit margin customers" on page 11. Explain what makes these customers higher profit margin and whether you expect to continue to retain them.

Results of Operations: Comparison of Three Months Ended March 31
15. Please provide the revenue amounts for toner cartridges and service and maintenance separately. Explain why toner revenue is down.

Liquidity and Capital Resources

16. Please update the disclosure regarding the amount owed your providers to the latest practicable date and amount.
17. We note that you have delayed or renegotiated payment to many of your Preferred Service Providers. Please address whether this has resulted in the loss of any of these providers and, if so, the impact this will have on your operations.
18. Please provide your available cash balance as of the latest practicable date.
19. Disclose the date(s) the convertible notes mature.
20. You refer to $175,000 in proceeds raised in the first quarter of
2005. You also refer to an offering that was completed during April and May of 2005. You then mention additional proceeds of $125,000.
We find this disclosure confusing. Please discuss separately each of these offerings, the dates they were completed and the amounts received.

Employment Arrangements, page 25
21. We are unable to locate the agreement entered into with Bryan
Klinger dated May 17, 2005.
22. We note disclosure in the agreement entered into with Mr.
Sanchez
of an accrued bonus of $20,000. This amount is not disclosed in the prospectus.

Security Ownership of Certain Beneficial Owners and Management,
page
26
23. Update the disclosure to the most recent practicable date.
See
Item 403 of Regulation    S-B.

Certain Transactions, page 28
24. You disclose that the company raised $745,000 from July 2004 through May 2005. Reconcile this amount with the amount disclosed in
Item 26 to Part II ($800,000) and with the amount disclosed in the footnote on page 3 ($801,836). In addition, it appears that certain of these securities were sold while the company was in registration.
Supplementally provide a written legal analysis as to the availability of an exemption from registration of these offerings and why they should not be integrated with this offering. We remind you that with limited exception, an issuer risks integration of a private placement concurrent with a public offering. See Black Box Inc. (June
26, 1990). We may have additional comments after reviewing your response.
25. It appears that registration rights were granted to purchasers of the convertible debentures. Disclose this fact, the material terms of the registration rights, and file the registration rights as an exhibit.
26. You indicate that the convertible notes bear interest at the rate of 10% per year. Note 4 to the financial statements says that interest is payable monthly. Please reconcile.

Plan of Distribution, page 28
27. Please explain what you mean by:  "in transactions otherwise than
on these exchanges or systems or in the over-the-counter market."
Item 508 of Regulation S-B requires that you specifically disclose the plan of distribution.

Where You Can Find Additional Information, page 31
28. Please include the Commission`s new address:

100 F Street, NE
Washington, DC  20549






Part II

Item 26.  Recent Sales of Unregistered Securities

29. In prior comment 28 dated February 23, 2005, we noted reference in Note 6 to the financial statements to a warrant liability and to certain registration rights. In your revised disclosure you indicate that the contracts must be settled by the delivery of registered shares. Please confirm. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Angela Halac at (202) 551-3398. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.


Sincerely,



								John Reynolds
      Assistant Director


cc:	James P. Beck, Esq.
	Fax: (303) 893-2882






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Mr. Bryan Klinger, President
American TonerServ Corp.
July 8, 2005
P. 1